Exhibit 23.3

[Mine Development Associates Ltd. Logo Omitted]

CONSENT

     We consent to the use of the disclosure or use of written information that the undersigned provided to Crystallex International Corporation (the “Corporation”) relating to the Albino, the Tomi, and the Las Cristinas mining properties situate in Bolivar State, Venezuela, in any filing that the Corporation has made or will hereafter make with the U.S. Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or pursuant to the Securities Act of 1933, as amended. We also consent to the use of our name under the heading “Experts” in any such filings.

Date: March 29, 2006	Mine Development Associates Ltd.

	By:	/s/ Scott Hardy

Scott Hardy (Senior Engineer)